Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	$(479,424)	$(353,136)	$(95,186)	$(84,202)	$(31,758)
Plus: fixed charges	54,807	47,829	51,187	52,403	49,351
Earnings available for fixed charges	$(424,617)	$(305,307)	$(43,999)	$(31,799)	$17,593
Fixed Charges:
Interest expense	$54,807	$47,829	$51,187	$52,403	$49,351
Total fixed charges	$54,807	$47,829	$51,187	$52,403	$49,351
Ratio of Earnings to Fixed Charges	(a)	(b)	(c)	(d)	(e)

(a)	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was $479.4 million.
(b)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $353.1 million.
(c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $95.2 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $84.2 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million.